Filed pursuant to Rule 424(b)(3)
Registration No. 333-154431
MIDDLEBROOK PHARMACEUTICALS, INC.
42,424,242 Shares of Common Stock
     This prospectus relates to the public offering, from time to time, of up to an aggregate of 42,424,242 shares of common stock, par value $.01 per share, of MiddleBrook Pharmaceuticals, Inc., by the selling stockholder. The 42,424,242 shares of common stock consist of 30,303,030 shares of our common stock held by the selling stockholder and 12,121,212 shares of our common stock issuable to the selling stockholder upon the exercise of a warrant.
     The shares are being registered pursuant to a registration rights agreement with the selling stockholder in order to permit the selling stockholder to sell the shares from time to time in the public market. We will not receive any of the proceeds from the sale of these shares of common stock.
     The prices at which the selling stockholder may sell the shares may be determined by the market or negotiated transactions. The selling stockholder may sell the shares through ordinary brokerage transactions or through any other means described in the section titled “Plan of Distribution.” We do not know when or in what amount the selling stockholder may offer the shares for sale. The selling stockholder may sell any, all or none of the shares offered by this prospectus.
     Our common stock is traded on the Nasdaq Global Market under the symbol “MBRK.” On November 20, 2008 the closing price of one share of our common stock was $1.10.
     Investing in our common stock involves significant risks. See “Risk Factors” on Page 3.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is November 24, 2008

FORWARD-LOOKING STATEMENTS
     This prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Securities Act of 1933, as amended (the “Securities Act”), that involve risks and uncertainties. In some cases, forward-looking statements are identified by words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may” and similar expressions. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus or the incorporated document, as the case may be. All of these forward-looking statements are based on information available to us at the time of this prospectus or the incorporated document, as the case may be, and we assume no obligation to update any of these statements. Actual results could differ from those projected in these forward-looking statements as a result of many factors, including the risks outlined under “Risk Factors” in this prospectus, and those identified by reference in the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere contained in our Annual Report on Form 10-K for the year ended December 31, 2007, as updated by our Quarterly Reports on Form 10-Q and in the documents filed by us with the Securities and Exchange Commission (the “SEC”) after the date of this prospectus and incorporated by reference herein. We urge you to review and consider the various disclosures made by us in this prospectus, and those detailed from time to time in our filings with the SEC, that attempt to advise you of the risks and factors that may affect our future results.

     MiddleBrook, MiddleBrook Pharmaceuticals (stylized), MiddleBrook Pharmaceuticals, Inc., PULSYS, MOXATAG and Keflex are our registered trademarks and trade names or are subject of pending U.S. trademark or trade name applications. All other trademarks, trade names or service marks appearing in this prospectus and the incorporated documents are the property of their respective owners.

SUMMARY
     This summary highlights information about MiddleBrook Pharmaceuticals, Inc. and its subsidiaries, contained elsewhere in this prospectus or incorporated by reference herein. Because this is a summary, it does not contain all the information you should consider before investing in our common stock. You should read carefully this entire prospectus and the documents that we incorporate by reference. As used in this prospectus, references to “we,” “us,” “our,” “MiddleBrook” or “our Company” and similar terms mean MiddleBrook Pharmaceuticals, Inc.
MiddleBrook Pharmaceuticals, Inc.
     We are a pharmaceutical company focused on developing and commercializing anti-infective drug products that fulfill unmet medical needs. We are currently developing a portfolio of anti-infective products utilizing our proprietary, once-a-day pulsatile delivery technology called PULSYS. Our near-term corporate strategy is to improve dosing regimens and/or frequency of dosing which we believe will result in improved patient dosing convenience and compliance for antibiotics that have been used and trusted by physicians and patients for decades. Based on this finding, we have developed a proprietary, once-a-day pulsatile delivery technology called PULSYS (“PULSYS”). Our PULSYS technology is protected by a broad patent estate, with 26 patents currently issued in the U.S. and two foreign-issued patents. The patent lives extend to 2020 and beyond.
     We have focused initially on developing PULSYS product candidates utilizing approved and marketed anti-infective drugs that no longer have patent protection or that have patents expiring in the next several years. Our lead pulsatile product candidate, based on the antibiotic amoxicillin, received U.S. Food and Drug Administration (“FDA”) approval for marketing on January 23, 2008, under the trade name MOXATAG (amoxicillin extended-release) Tablets, 775 mg. MOXATAG is approved for the treatment of pharyngitis/tonsillitis, commonly known as strep throat, for adults and pediatric patients age 12 and older. MOXATAG is the first and only once-daily amoxicillin treatment of pharyngitis/tonsillitis approved in the U.S. We currently intend to launch MOXATAG to trade customers in the first quarter of 2009 and hire a dedicated sales force of approximately 270 sales representatives which will begin promoting MOXATAG to targeted physicians in the second quarter of 2009.
     We also have two additional pulsatile product candidates currently in clinical development. The further development of these product candidates is on hold while we assess our ability to resume these development programs, and will be subject to the successful commercialization of MOXATAG and our having adequate financial resources available. Depending on the availability of funds, we plan to conduct a phase III clinical trial for our Keflex (cephalexin) PULSYS product candidate for the treatment of skin and skin structure infections. We believe the added convenience of improving Keflex (or, in its generic form, cephalexin) from its typical two-to-four times per day dosing regimen to a once-daily regimen can create an attractive commercial opportunity. Assuming availability of funds, we also plan to conduct a phase II trial to evaluate various dosing regimens of our amoxicillin pediatric product candidate, which is a sprinkle formulation utilizing the antibiotic amoxicillin for use in pediatric patients under age 12 with pharyngitis.
     We currently market certain drug products that do not utilize our PULSYS technology and that are not protected by any other patents. We acquired the U.S. rights to Keflex (immediate-release cephalexin) from Eli Lilly in 2004. We currently sell our line of Keflex non-PULSYS products to wholesalers in capsule formulations and received FDA approval in 2006 for two additional Keflex non-PULSYS strengths — 333 mg capsules and 750 mg capsules. We have focused our commercialization initiatives solely on the Keflex 750 mg capsules. In support of the launch of the Keflex 750 mg capsules, we entered into an agreement with a contract sales organization and currently deploy 30 contract sales representatives across the United States; however, we have provided notice of our intent to cancel this agreement effective November 30, 2008, as we begin to hire our dedicated sales force of approximately 270 sales representatives. We have also entered into agreements with third-party contract manufacturers for the commercial supply of our products. Keflex product sales in 2007 and the nine months ended September 30, 2008, were approximately $10.5 million and $7.2 million, respectively, with $7.7 million and $5.0 million, respectively, attributable to Keflex 750mg.

     In November 2007, we entered into a transaction with Deerfield Management and certain of its affiliates (collectively, the “Deerfield Entities”) in which we sold our Keflex brand rights, including the trademark, and approved new drug applications for our existing, non-PULSYS Keflex products, to certain of the Deerfield Entities. On September 4, 2008, pursuant to an agreement, dated as of July 1, 2008 (the “Deerfield Agreement”), by and among us and the Deerfield Entities, we repurchased, for approximately $11 million in cash, our Keflex assets previously sold to the Deerfield Entities in November 2007 and terminated our ongoing obligations to the various Deerfield Entities. In addition, each of the applicable Deerfield Entities exercised its option to require us to redeem warrants to purchase 3,000,000 shares of our common stock (the “Deerfield Warrants”). The Company redeemed the Deerfield Warrants for an aggregate redemption price of approximately $8.8 million on September 4, 2008.
     We funded the repurchase of the Keflex assets and the redemption of the Deerfield Warrants (along with associated transaction expenses) with a portion of the $100 million raised by our sale of 30,303,030 shares of newly-issued common stock and a warrant to purchase an additional 12,121,212 shares of common stock to EGI-MBRK, L.L.C. (“EGI”), an affiliate of Equity Group Investments, L.L.C. on September 4, 2008.
     Additional information regarding the repurchase of the Keflex assets may be found in the Company’s current report on Form 8-K filed with the SEC on July 8, 2008. A description of the transactions pursuant to which the Keflex assets were sold to the Deerfield Entities in November 2007 is contained in the Company’s current report on Form 8-K filed with the SEC on November 13, 2007. A description of the transactions pursuant to which the shares of common stock and warrant to purchase common stock were sold to EGI is contained in the Company’s current reports on Form 8-K filed with the SEC on July 8, 2008, and September 10, 2008.
     We were incorporated in Delaware in December 1999 and commenced operations in January 2000. In June 2007, we changed our name from Advancis Pharmaceutical Corporation to MiddleBrook Pharmaceuticals, Inc. Our principal executive offices are located at 20425 Seneca Meadows Parkway, Germantown, Maryland 20876. Our telephone number is (301) 944-6600. Our website is www.middlebrookpharma.com. Information contained on our website is not part of, and is not incorporated into, this prospectus. Our filings with the SEC are available without charge on our website as soon as reasonably practicable after filing.

RISK FACTORS
     An investment in our common stock involves significant risks. You should carefully consider and evaluate all of the information included and incorporated by reference in this prospectus, including the risk factors incorporated by reference from our Quarterly Report on Form 10-Q for the period ended September 30, 2008, and as further updated by annual, quarterly and other reports and documents we file with the SEC after the date of this prospectus which are incorporated by reference herein. Any of these risks could materially and adversely affect our business, results of operations and financial condition, which in turn could materially and adversely affect the price of our common stock and the value of your investment in us.
USE OF PROCEEDS
     We will not receive any proceeds from the sale of any of the shares of common stock offered by this prospectus. We will pay all expenses of the registration and sale of the shares of common stock, other than selling commissions and fees, stock transfer taxes and fees and expenses, if any, of counsel or other advisors to the selling stockholder. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholder will be responsible for underwriting discounts or commissions or agent’s commissions.
     A portion of the shares covered by this prospectus are issuable upon exercise of a warrant to purchase common stock. Upon any full or partial exercise of such warrant, the warrant holder would pay us the exercise price of the warrant, which is $3.90 per share of our common stock.
SELLING STOCKHOLDER
     On September 4, 2008, pursuant to a securities purchase agreement entered into on July 1, 2008, we issued and sold to the selling stockholder named in the table below in a private transaction 30,303,030 shares of common stock and a warrant to acquire up to 12,121,212 additional shares of common stock. This private placement transaction was exempt from the registration requirements of the Securities Act in reliance upon Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering. The shares and warrant in the private placement transaction were offered and sold only to an “accredited investor,” as defined in Regulation D under the Securities Act who represented its intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. In satisfaction of our obligations under a registration rights agreement we entered into with the selling stockholder in connection with the private placement, this prospectus registers the resale of 42,424,242 shares of our common stock, representing the 30,303,030 shares of our common stock and the 12,121,212 shares of our common stock issuable upon exercise of the warrant acquired by the selling stockholder in the private placement (collectively, the “Shares”). We have agreed to keep the registration statement effective until such date that (i) all of the Shares are sold pursuant to this registration statement, (ii) all of the Shares may be sold to the public without registration or restriction (including without limitation as to volume of each holder), under the Securities Act, (iii) the Shares cease to be outstanding, or (iv) all of the Shares have been sold pursuant to Rule 144. The selling stockholder may sell all, some or none of its shares in this offering. See “Plan of Distribution.”
     The warrant issued to the selling stockholder in the private placement is immediately exercisable at an exercise price of $3.90 per share and expires on September 4, 2013. If certain changes occur to our capitalization, such as a stock split or stock dividend of our common stock, then the exercise price and the number of shares issuable upon exercise of the warrant will be adjusted appropriately.
     Except as otherwise set forth in this prospectus and in the documents incorporated by reference herein, the selling stockholder has not had any position, office or material relationship with us within the past three years.
     Because the selling stockholder may sell all, some or none of the Shares beneficially owned by it, we cannot estimate the number of shares of common stock that will be beneficially owned by the selling stockholder after this offering. The column in the table below showing number of shares owned after the offering assumes that the selling stockholder will sell all of the Shares offered by this prospectus. In addition, the selling stockholder may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which it provided the information included in the table below, all or a portion of the Shares beneficially owned by it in transactions exempt from the registration requirements of the Securities Act. See “Plan of Distribution.”
     Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act. Unless otherwise noted, each person or group identified in the table below possesses sole voting and investment power with respect to shares, subject to community property laws where applicable. In calculating the shares beneficially owned by the selling stockholder prior to and after the offering, we have based our calculations on the number of shares of common stock deemed outstanding as of November 14, 2008.
     Information concerning the selling stockholder may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary.

     The following table shows information, as of November 14, 2008, with respect to the selling stockholder and the Shares, which it beneficially owns, that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling stockholder.

Maximum
	Number of	Number of
	Shares of	Shares to be	Shares Beneficially
	Common Stock	Sold	Owned After Offering(3)
	and Warrants	Pursuant to	Number of
	Owned Prior to	this	Shares and	Percentage
Name of Selling Stockholder	the Offering	Prospectus	Warrants	of Class
EGI-MBRK, L.L.C.(1)	42,424,242 (2)	42,424,242	—	—

(1)	The following entities share the power to vote or dispose of the shares held by EGI-MBRK, L.L.C.: EGI-Fund (08-10) Investors, L.L.C. (“Fund (08-10)”), which is the managing member of the selling stockholder; SZ Investments, L.L.C. (“SZI”), which is the managing member of Fund (08-10); and Chai Trust Company, LLC (“Trustee”), which is the trustee of the trusts (the “Trusts”) which indirectly own SZI. The Trusts were established for the benefit of Samuel Zell and members of his family. Samuel Zell is neither an officer nor a director of the Trustee.

(2)	Includes 12,121,212 shares of common stock issuable upon the exercise of a warrant held by EGI-MBRK, L.L.C. and 30,303,030 shares of common stock owned by EGI-MBRK, L.L.C. For the purposes hereof, we assume the issuance of such 12,121,212 shares pursuant to a cash exercise of such warrant.

(3)	Assumes that the selling stockholder named herein will sell all of the shares of common stock offered pursuant to this prospectus, including all of the shares of common stock issuable upon exercise of the warrant. We cannot assure you that the selling stockholder named herein will sell all or any of its shares.

PLAN OF DISTRIBUTION
     We are registering the previously issued 30,303,030 shares of our common stock and 12,121,212 shares of our common stock issuable upon the exercise of a warrant to permit the resale of these shares of our common stock by the selling stockholder from time to time after the date of this prospectus. We are registering the common stock to fulfill our obligations under a registration rights agreement with the selling stockholder. The registration of the common stock does not necessarily mean that any of the shares will be offered or sold by the selling stockholder under this prospectus. We will not receive any of the proceeds from the sale of any of the shares of common stock offered by this prospectus. As used in this prospectus, the term “selling stockholder” includes the selling stockholder named in the section of this prospectus entitled “Selling Stockholder” and its pledgees, transferees and other successors-in-interest.
     The selling stockholder may, from time to time, sell, transfer or otherwise dispose of any or all of its shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. The selling stockholder may use one or more of the following methods when disposing of the shares or interests therein:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholder to sell a specified number of shares at a stipulated price per share;

•	a combination of any such methods of disposition; and

•	any other method permitted pursuant to applicable law.
     The selling stockholder may also sell shares of common stock under Rule 144 under the Securities Act, if available, rather than under this registration statement.

     Broker-dealers engaged by the selling stockholder may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated.
     The selling stockholder may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under the prospectus that forms a part of the registration statement, or under an amendment to this prospectus under Rule 424(b) or other applicable provision of the Securities Act, amending the list of selling stockholders included therein to include the pledgee, transferee or other successors-in-interest as selling stockholders under such prospectus.
     The selling stockholder also may transfer shares of common stock in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.
     In connection with the sale of the shares of common stock or interests in shares of common stock, the selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholder may also sell shares of common stock short and deliver these securities to close out its short positions, or loan or pledge the common stock to broker-dealers which in turn may sell these securities. The selling stockholder may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
     The selling stockholder and any broker-dealer or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock.

     The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of our common stock pursuant to this prospectus and activities of the selling stockholder.
     We have agreed to indemnify the selling stockholder against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.
     We have agreed with the selling stockholder to keep the registration statement that includes this prospectus effective until such date that (i) all of the shares offered by this prospectus are sold pursuant to the registration statement, (ii) all of the shares offered by this prospectus may be sold to the public without registration or restriction (including without limitation as to volume of each holder), under the Securities Act, (iii) the shares offered by this prospectus cease to be outstanding, or (iv) all of the shares offered by this prospectus have been sold pursuant to Rule 144. Our registration rights agreement with the selling stockholder permits us to suspend the use of this prospectus in connection with sales of the shares of our common stock offered under this prospectus by holders during periods of time under certain circumstances relating to pending corporate developments and public filings with the SEC and similar events.
LEGAL MATTERS
     The validity of the shares of common stock offered under this prospectus will be passed upon for us by Dewey & LeBoeuf LLP, New York, New York.
EXPERTS
     The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION
     We are filing this prospectus as part of a registration statement on Form S-3 with the SEC under the Securities Act. This prospectus does not contain all of the information contained in the registration statement, certain portions of which have been omitted under the rules of the SEC. We also file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. The Exchange Act file number for our SEC filings is 000-50414. You may read and copy the registration statement and any other document we file at the SEC’s public reference room located at:
100 F Street, N.E.
Washington, D.C. 20549
     You may obtain information on the SEC’s public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. We file information electronically with the SEC and these filings are available from the SEC’s Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically. Our shares of common stock are listed on The Nasdaq Global Market under the symbol “MBRK.” You may read and copy our SEC filings and other information at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006. Information about us, including our SEC filings, is also available on our website at http://www.middlebrookpharma.com; however, that information is not a part of this prospectus or any accompanying prospectus supplement.
INCORPORATION BY REFERENCE
     The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus and any prospectus supplement, and the information that we file at a later date with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below as well as any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than any information that is not deemed filed under the Exchange Act):
•	Our Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on March 25, 2008, including information incorporated by reference from our Definitive Proxy Statement on Schedule 14A for our annual meeting of stockholders filed with the SEC on April 28, 2008.

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008, and September 30, 2008, filed with the SEC on May 14, 2008, August 14, 2008, and November 14, 2008, respectively.

•	Our Current Reports on Form 8-K filed with the SEC on January 30, 2008, April 10, 2008, July 8, 2008, July 30, 2008, September 10, 2008, October 23, 2008, and November 4, 2008.

•	The description of our common stock which is contained in our registration statement on Form S-1 (File No. 333-107599), as amended.
     We will provide a copy of the documents we incorporate by reference upon request, at no cost, to any person who receives this prospectus. You may request a copy of these filings, by writing or telephoning us at the following:
MiddleBrook Pharmaceuticals, Inc.
20425 Seneca Meadows Parkway
Germantown, Maryland 20876
Attention: Investor Relations
(301) 944-6600
     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. Neither we nor the selling stockholder are making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or document incorporated by reference is accurate as of any date other than the date on the front of the relevant document.